

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2015

Ms. Yongxi Lin
Chief Financial Officer
China Yida Holding, Co.
28/F Yifa Building, No. 111 Wusi Road
Fuzhou, Fujian, P. R. China 350003

> **Re:** **China Yida Holding, Co.**
> **Form 10-K for Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 001-34567**

Dear Ms. Lin:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Carlos Pacho

Carlos Pacho
Senior Assistant Chief Accountant